Exhibit 10.2

LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this "Agreement") is made and entered into as of August 10, 2025 by and between EverQuote, Inc., a Delaware corporation (the "Company"), and the persons and entities identified under the heading "Holder" on the signature page hereto (each a "Holder"). Capitalized terms used but not otherwise defined in this Agreement will have the meanings ascribed to such terms in the Common Stock Repurchase Agreement, dated on or about the date hereof, by and between the Company and Link Ventures, LLLP (as it may be amended or supplemented from time to time, the "Repurchase Agreement").

In consideration of the Repurchase Agreement, and for other good and valuable consideration, receipt of which is hereby acknowledged, each Holder hereby agrees that, without the prior written consent of the Company, such Holder will not, during the period beginning on the date of this Agreement and ending 180 days after the date of the Closing (such period, the "Restricted Period"), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock, $0.001 par value per share or Class B Common Stock, $0.001 par value, of the Company (collectively, the "Common Stock"), or any securities convertible into or exercisable or exchangeable for Common Stock (including without limitation, Common Stock or such other securities which may be deemed to be beneficially owned by such Holder in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock, in each case other than (A) the shares of Common Stock, if any, to be sold by Link Ventures, LLLP pursuant to the Repurchase Agreement, (B) transfers of shares of Common Stock or such other securities as a bona fide gift or gifts, (C) transfers or dispositions of shares of Common Stock or such other securities to any trust for the direct or indirect benefit of such Holder or one or more immediate family members of such Holder in a transaction not involving a disposition for value or pursuant to a qualified domestic order or in connection with a divorce settlement, (D) transfers or dispositions of shares of Common Stock or such other securities by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of such Holder, (E) transfers of shares of Common Stock pursuant to a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Common Stock as such plan is in effect on the date of this Agreement, provided that any required filing under Section 16 of the Exchange Act or otherwise shall note that such sale was pursuant to a plan intended to meet the requirements of Rule 10b5-1 established prior to the date of this Agreement, and (F) transfers of shares no sooner than 90 days after the Closing pursuant to a private placement of Common Stock not involving a "roadshow" or registration under the Securities Act of 1933, as amended (an offer commonly known as a private block trade), with one or more long only purchasers reasonably acceptable to the Company; provided that in the case of any transfer, disposition or distribution pursuant to clause (B), (C) or (D), each donee or distributee shall execute and deliver to the Company a lock-up letter in the form of this Agreement; and provided, further, that in the case of any transfer or distribution pursuant to clause (B), (C), or (D), no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or other public announcement reporting a reduction in the beneficial ownership of Common Stock held by any Holder shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the Restricted Period and any required Schedule 13G or 13G/A). For purposes of this Agreement, "immediate family" shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. Furthermore, notwithstanding the restrictions imposed by this Agreement, a Holder may, without the prior written consent of the Company 90 days or more after the Closing, establish a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Common Stock, provided that such plan does not permit any transfers of Common Stock during the Restricted Period and no filing or other public announcement shall be made by any Holder or any other person other than the Company as required by the Exchange Act in connection with such plan during the Restricted Period.

The restrictions contained herein shall not apply to any transfers, sales, tenders or other dispositions of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock pursuant to a bona fide third-party tender offer, merger, amalgamation, consolidation or other similar transaction made to or involving all holders of the Common Stock or such other securities pursuant to a change of control of the ownership of the Company which has been approved by the Company's Board of Directors (including, without limitation, the entry into any lock-up, voting or similar agreement pursuant to which a Holder may agree to transfer, sell, tender or otherwise dispose of Common Stock or other such securities in favor of any such transaction); provided that if such tender offer, merger, amalgamation, consolidation or other similar transaction is not completed, any Common Stock or any security convertible into or exercisable or exchangeable for Common Stock subject to this Agreement shall remain subject to the restrictions contained in this Agreement. For purposes of this Agreement, "change of control" shall mean the consummation of any bona fide third-party tender offer, merger, amalgamation, consolidation or other similar transaction the result of which is that any "person" (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, other than the Company, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of 50% of total voting power of the voting stock of the Company.

In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the securities described herein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Agreement.

Each Holder hereby represents and warrants that such Holder has full power and authority to enter into this Agreement. All authority herein conferred or agreed to be conferred and any obligations of any Holder shall be binding upon the successors, assigns, heirs or personal representatives of such Holder.

Each Holder understands that, if (A) the Company advises any Holder in writing, prior to the execution of the Repurchase Agreement, that it has determined not to proceed with the Repurchase, (B) the Repurchase Agreement does not become effective by August 15, 2025, or (C) the Repurchase Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to the Closing, such Holder shall be released from all obligations under this Agreement. Each Holder understands that the Company is entering into the Repurchase Agreement and proceeding with the Repurchase in reliance upon this Agreement.

Sections 6.1 through 6.12 of the Repurchase Agreement are hereby incorporated *mutatis mutandis*.

* * *

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

COMPANY:

EverQuote, Inc.

DocuSigned by:
Joseph Sanborn

By:______________________________
Name: Joseph Sanborn
Title: CFO

HOLDER:

Link Ventures, LLLP
By: Link Management, LLC, its General Partner

DocuSigned by:
David Blundin
BF5B5A728E99452...

By:______________________________
Name: David Blundin
Title: Sole Member

HOLDER:

Link Management, LLC

DocuSigned by:
David Blundin
BF5B5A728E99452...

By:______________________________
Name: David Blundin
Title: Sole Member

HOLDER:

DocuSigned by:
David Blundin
BF5B5A728E99452...

____
David Blundin